Correspondence

Writer's Direct Contact 858.720.5141 SStanton@mofo.com

May 5, 2009

Via UPS Overnight Mail and via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Attention:      Jay Ingram, Legal Branch Chief

Re:	Pure Bioscience Registration Statement on Form S-3 Filed on April 13, 2009 File No. 333-158555

Ladies and Gentlemen:

We are writing on behalf of our client, Pure Bioscience, a California corporation (the “Company”) in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated May 4, 2009 (the “Staff Letter”) regarding the Company’s filing of a Registration Statement on Form S-3 on April 13, 2009 (the “Registration Statement”).

The paragraphs below numbered 1 to 2 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

General

1.	Please advise us of the basis upon which you believe you are eligible to register this transaction on Form S-3. If you believe that Form S-3 is available in reliance on General Instruction I.B.6., please comply with Instruction 7 to the General Instruction.

The Company is eligible to register the shelf offering described in the Registration Statement (the “Transaction”) on Form S-3 because the Company satisfies the eligibility requirements set forth in General Instruction I.A. of Form S-3 and because the Transaction satisfies the eligibility requirements set forth in General Instruction I.B.6. of Form S-3. The Company will file a pre-effective amendment to the Registration Statement to include in the information set forth in Instruction 7 to the General Instruction on the front cover of the prospectus above the paragraph that begins “Investing in our securities involves a high degree of risk”.

May 5, 2009
Page Two

Signatures

2.	Please have principal accounting officer or controller sign the registration statement inaccordance with Instruction 1 to the Signatures requirement of Form S-3.

The Company’s Chief Financial Officer, Andrew Buckland, also serves as the Company’s Principal Accounting Officer. The Company will file a pre-effective amendment to the Registration Statement to address the Staff’s request by noting on the signatures to the Registration Statement that Mr. Buckland serves as the Company’s Principal Accounting Officer.

As stated above, the Company plans to file a pre-effective amendment to the Registration Statement (the “Amendment”) as of the date of this letter. The Amendment does not change the originally filed Registration Statement except to address each of the Staff’s two comments above and except to make certain conforming administrative changes to the cover page to the Registration Statement, the signature page to the Registration Statement and the exhibit list to the Registration Statement, which are necessary as a result of the Amendment.

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Please direct any further comments or questions to me at (858) 720-5141.

Sincerely,

/s/ Scott M. Stanton
Scott M. Stanton

cc: Andrew Buckland (Pure Bioscience)